

January 17, 2014

<u>Via E-mail</u>
Antal Markus
Chief Executive Officer
Reliabrand Inc.
720 Evans Court, Suite 103
Kelowna, BC Canada VIX6G4

      Re: Reliabrand Inc.
               Form 8-K
               Filed January 2, 2014
               File No. 0-54300

Dear Mr. Markus:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ William H. Thompson

               William H. Thompson
               Accounting Branch Chief